Exhibit (a)(14)

Lee M. Thomas
Chair, Governance and Compensation Committee
Board of Directors

Airgas, Inc.
259 North Radnor-Chester Road
Radnor, PA 19380-5283

March 15, 2010

VIA FAX AND FEDERAL EXPRESS

Mr. John E. McGlade

Chairman, President and Chief Executive Officer

Air Products and Chemicals, Inc.

7201 Hamilton Blvd.

Allentown, PA 18195

Dear Mr. McGlade:

The Airgas Board of Directors has reviewed your letter to me dated March 11, 2010. It is our unanimous conclusion that in light of the gross inadequacy of Air Products’ offer, there is no reason for our two companies to meet.

Further, our Board of Directors is keenly aware of its fiduciary duties. Our Board will make all decisions relating to the Annual Meeting of Stockholders based on these fiduciary duties and will communicate them to all of our stockholders at the appropriate time.

I request that you direct all future correspondence related to this matter to Airgas’s Chairman of the Board.

Sincerely,

Lee M. Thomas

cc:	Airgas, Inc. Board of Directors